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PRESS RELEASE

ARCADIS EXPANDS IN POLISH INFRASTRUCTURE MARKET

ARNHEM, THE NETHERLANDS—September 27, 2004—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD) announced today that it has acquired 100% of the shares of the Polish infrastructure consulting and engineering firm Profil. Profil has gross revenues of approximately EUR 15 million and 150 employees. The company's figures will be consolidated into ARCADIS' results as of the fourth quarter of 2004. Profil is predominantly active in highway design, traffic management systems and traffic safety. ARCADIS is cooperating with Profil on a number of projects, including a recently announced highway project. Further financial details were not disclosed.

The acquisition of Profil is an important step for ARCADIS in the rapidly growing market for infrastructure in Poland. As a result of the recent addition of Poland to the European Union (EU), investments in infrastructure will be considerable in the coming years, as traffic and transportation installations are brought up to par with European standards. Profil, established in 1987, has its headquarters in Warsaw and offices in Gdansk, Radom and Wroclaw. The company is one of only a few originally private infrastructure-consulting firms in the country.

Harrie Noy, CEO of ARCADIS, said: "This acquisition serves to considerably expand our position in Poland and to broaden our services package, which to date mostly consists of environmental and buildings services. Poland is the largest EU accession country with some 40 million inhabitants, and given the expected investments in infrastructure, financed by European Funds, it is an important growth market. Because Profil gains access to the knowledge base of ARCADIS in (rail) infrastructure, it is also able to position itself for larger projects in the Polish market, and as a result achieve stronger growth."

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, environment and buildings. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate $1 billion in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These are other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten, tel: 026-3778604, e-mail: j.slooten@arcadis.nl
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